Exhibit 99.1

News Release

For Immediate Release

Stantec announces new President & CEO

EDMONTON AB (November 4, 2008) TSX, NYSE:STN

Ron Triffo, Chair of the Board of Directors for Stantec announced today that Robert (Bob) Gomes will succeed Tony Franceschini as the Company’s next President & CEO, effective May 15, 2009. Tony Franceschini, who has led Stantec since 1998, will continue to be associated with the Company as a member of the Board of Directors.

“Whether he’s been in a managing role leading a team or on the practice side working with our clients, Bob Gomes has been successful at every level of our organization during his twenty years at Stantec,” says Ron Triffo, Chair of the Stantec Board of Directors. “As a seasoned member of the Stantec Executive team, Bob has consistently demonstrated his strategic leadership and operational effectiveness. Bob has played a major role in the growth and success of the Company and he is the natural choice to lead Stantec into the next era.”

Bob has a degree in civil engineering from the University of Alberta and started his career working with a consulting engineering firm. He joined Stantec in 1988 and in 1991 he was appointed principal engineer in charge of the Edmonton office. In November 1998, he was appointed vice president of the Edmonton Urban Land group of Stantec. He led that group to become the largest and most successful land development firm in Edmonton. In January 1999, Bob was appointed vice president of Alberta North, Stantec’s largest region, and was responsible for all Stantec activities in the Edmonton office and in northern Alberta. In 2005, Bob was given the role of senior vice president for the Industrial & Project Management group. By the end of 2007 he had more than doubled the revenues of that group and has made it one of the fastest growing practice areas within Stantec.

“I am honored to be given the opportunity to lead Stantec,” says Gomes. “The challenge ahead is to build on the strong foundation that Tony has built in his ten years as President & CEO and I’m looking forward to leading the continued evolution of Stantec.”

Adds Triffo, “When Tony became the President & CEO of Stantec in 1998 he told everyone he would take the $100 million firm and turn it into a billion dollar company. He has accomplished that and made Stantec one of the world’s top design firms. During his tenure Tony assembled an outstanding leadership team allowing the Board to select his successor from within the Company, which gives us the benefit of a smooth and orderly transition and ensures the continuation of the corporate culture that is an integral component of Stantec’s success.”

Stantec will host an Investor Day for the financial community at the Company’s Toronto office on December 2, 2008, where both Tony Franceschini and Bob Gomes will be available to speak with analysts.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 Jay.averill@stantec.com	Contact Simon Stelfox Stantec Investor Relations Tel : (780) 917-7288 Simon.stelfox@stantec
One Team. Infinite Solutions.